06006726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2006 WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42167

AB 3/27/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Correspondent Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Plaza 5 Harborside 14th Floor
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Castella 212-335-5926
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CORRESPONDENT SERVICES CORPORATION

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CORRESPONDENT SERVICES CORPORATION
(SEC I.D. No. 8-42167)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Correspondent Services Corporation:

We have audited the accompanying statement of financial condition of Correspondent Services Corporation (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Correspondent Services Corporation at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 23, 2006

CORRESPONDENT SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(In thousands, except share data)

ASSETS

Cash and resale agreements segregated under federal regulations	$ 20,887
Receivable from brokers and dealers	21,001
Receivable from customers	42
Exchange membership	1,050
Other assets	1,322
TOTAL ASSETS	$ 44,302

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to brokers and dealers	$ 1,053
Payable to customers	1,488
Payable to affiliate	4,350
Accrued expenses and other liabilities	337
Total liabilities	7,228
Common stock, $1 par value—1,000 shares authorized, issued and outstanding	1
Additional paid-in capital	27,262
Retained earnings	9,811
Total stockholder's equity	37,074
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 44,302

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Correspondent Services Corporation (the "Company") is a wholly owned subsidiary of National Financial Services LLC ("NFS"). NFS is a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc. ("FGB"), a wholly owned subsidiary of FMR Corp. ("FMR").

The Company is a broker-dealer in securities and provides security execution and clearing services for its clients both on a fully disclosed and omnibus basis. The Company is in the process of converting its remaining customers and residual balances to the NFS platform. Such conversion is expected to be completed in the near future.

Securities Transactions—Clearance and execution fees are recognized on settlement date. Recording clearance and execution fees on a trade date basis would not have a material effect on the financial statements, taken as a whole.

Use of Estimates—The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Collateralized Securities Transactions—Securities purchased under agreements to resell (U.S. government obligations) are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company enters into these agreements in order to satisfy its reserve requirements in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2005, the Company had accepted collateral under resale agreements with a fair value of approximately $20,379, which has been repledged to satisfy reserve requirements under Rule 15c3-3. The Company monitors the fair value of the securities daily. Should the fair value of the securities decline below the principal amount loaned, plus accrued interest, additional collateral is requested as deemed appropriate. Interest related to these transactions is recorded on an accrual basis.

Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted regular tax rate expected to apply to taxable income for the period in which the deferred tax asset or liability is expected to be settled or realized.

Fair Value—Assets, including resale agreements, receivables and other assets, are carried at amounts which approximate fair value. Liabilities, including payables, accrued expenses and other liabilities are carried at amounts which approximate fair value.

2. CONCENTRATION OF CREDIT RISK

The Company provides execution, settlement, financing and related services to a diverse group of domestic customers, including institutional and individual investors and brokers and dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

3. NET CAPITAL REQUIREMENTS

As a registered broker and dealer and member of The New York Stock Exchange, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2005, the Company had net capital of $33,127 and exceeded its minimum requirement by $32,877.

4. TRANSITION SERVICES AGREEMENT

The Company utilizes certain services of UBS Financial Services Inc. ("UBSFSI") under the Transition Services Agreement ("TSA") by and between UBSFSI and FMR. UBSFSI serves as the Company's clearing and executing broker and, as such, is responsible for maintaining possession and control, custody and margin related to client assets. Clearing and execution services are performed on an omnibus basis by UBSFSI and are recorded as brokerage and clearance fees.

The Company is in the process of converting its remaining customers and residual balances to the NFS platform. Such conversion is expected to be completed in the near future.

5. TRANSACTIONS WITH AFFILIATED COMPANIES

Various charges, such as occupancy, administration, computer processing, systems development and certain employee benefits, are allocated to the Company by affiliated companies.

Receivables and payables resulting from transactions with affiliated companies are settled directly with FMR. Payable to affiliate represents the amounts due to FMR based on the above transactions. The amounts are noninterest bearing and settle in the normal course of business.

6. COMMITMENTS AND CONTINGENCIES

Credit Risk and Client Activities—Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client using the securities purchased and/or other securities held on behalf of the client as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review, daily monitoring procedures and certain services provided in conjunction with the TSA. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

In addition, client positions can include trading liabilities and written options for which collateral is maintained. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and losses could be realized.

Client trades are recorded on a settlement date basis. Should the client fail to perform, the Company may be required to complete the transaction at prevailing market prices. There were no client trades pending at December 31, 2005.

Guarantees— The Financial Accounting Standards Board Interpretation No 45. (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of an exchange. Under the membership agreement, members are generally required to guarantee the performance of other members. To mitigate these performance risks, the exchange often requires members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under this arrangement cannot be quantified. However, the potential for the Company to be required to make payments under this arrangement is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for this arrangement.

Litigation—In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition nor results of operations of the Company. UBSFSI has agreed to indemnify FMR for litigation arising from activities prior to the date of the purchase, June 30, 2003, as stated in the purchase agreement between FMR and UBSFSI. In addition, UBSFSI has agreed to indemnify FMR for legal actions occurring after the date of the purchase, for events that occurred before the purchase, also as stated in the purchase agreement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 23, 2006

Correspondent Services Corporation
1000 Plaza 5 Harborside
Jersey City, NJ 07311

In planning and performing our audit of the financial statements of Correspondent Services Corporation (the "Company") for the year ended December 31, 2005 (on which we issued our report dated January 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) specifically related to making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations of the proprietary accounts of introducing brokers ("PAIB")).

Pursuant to a Transaction Services Agreement between the Company's ultimate parent and UBS Financial Services Inc. ("UBSFSI"), the following functions are performed by UBSFSI. As such, we did not review the practices and procedures followed by the Company in relation to:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and

procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP